Exhibit 4.44

[TRANSLATION]

EMPLOYMENT AGREEMENT

ENTERED INTO at the place and date of the last signature appearing on the last page.

BETWEEN:

THERATECHNOLOGIES INC., a company legally constituted under the Companies Act (Québec), having its head office and principal place of business at 2310 Alfred-Nobel Blvd., Montréal, Province of Québec, H3S 2A4;

(hereinafter “Thera”)

AND:	JOCELYN LAFOND, residing and domiciled at ;

(hereinafter the “Employee”)

WHEREAS Thera is a Canadian biopharmaceutical company engaged in the research, development and commercialization of therapeutic products;

WHEREAS Thera requires the services of the Employee as Executive Director, Senior Legal Counsel and Corporate Secretary;

WHEREAS in the event of the appointment of a Vice-President at Thera, Thera’s management undertakes to consider the Employee’s candidacy as Vice-President, Legal Affairs; and

WHEREAS the Employee agrees to act in this capacity in accordance with the terms and conditions contained in this contract.

NOW, THEREFORE, the parties agree as follows:

1.	Effective Date

This employment contract will be effective as of April 16, 2007.

2.	Description of Services

During the term of this contract, the Employee will be exclusively employed by Thera and will report to the Senior Executive Vice-President and Chief Financial Officer or such other person appointed by Thera. The Employee will act as Executive Director, Legal Services and Corporate Secretary, and will perform the duties and responsibilities inherent to this position. The Employee shall dedicate his efforts, skill and attention to the performance of his responsibilities hereunder and to the advancement of Thera’s business.

3.	Compensation

The Employee will receive the following compensation:

3.1	Base Salary

The Employee will receive a annual base salary of $180,000, paid in accordance with Thera’s policy. This salary will be reviewed annually in accordance with section 3.5 hereof.

3.2	Bonus

The Employee will be eligible for an annual bonus of up to 20% of the annual base salary earned, as determined by Thera’s general policy regarding bonuses in effect.

3.3	Stock Option Grant

Subject to approval by Thera’s Board of Directors (the “Board”), the Employee will be granted the following stock options:

25,000 stock options to purchase common shares of Thera, to be granted at the Board meeting on March 29, 2007, at the exercise price set by the Board. These stock options will be acquired at the end of the fiscal year as follows:

(i)	8,333 on the first anniversary of their grant date;
(ii)	8,333 on the second anniversary of their grant date; and
(iii)	8,334 on the third anniversary of their grant date.

3.4	Stock Purchase Plan

The Employee will be eligible to participate in Thera’s stock purchase plan under the rules in force.

3.5	Salary Review

Review of the terms of section 3.1 shall be made at the end of Thera’s next current fiscal year and shall be made at the end of each of Thera’s subsequent fiscal years in accordance with its policies.

4.	Other Benefits

The Employee will also be entitled to the following additional benefits:

4.1	Vacation

During the term of this contract, the Employee will be entitled to four (4) weeks paid vacation per year in accordance with the terms and conditions of Thera’s general vacation policy. For Thera’s current fiscal year, the Employee will be entitled to his four (4) weeks of paid vacation.

4.2	Group Insurance Plan

The Employee will be entitled to participate in and, if eligible, receive benefits under the group insurance plan and other benefits in force for executives at Thera in accordance with its terms and conditions as of the effective date of this contract.

4.3	Representation and Expenses

Upon presentation of the requested supporting documents, the Employee will be entitled to reimbursement of all costs and expenses reasonably incurred in the performance of his duties, in accordance with Thera’s established budgets, processes and policies.

4.4	Group RRSP

Thera shall contribute to the Employee’s RRSP based on its contribution policy to the registered retirement savings plan of its employees, subject at all times to a minimum contribution of $2,000 per year. The Employee must comply with the terms and conditions of Thera’s policy in order for Thera to be required to contribute at least $2,000 per year.

4.5	Medical Follow-up

The Employee will benefit from an annual preventive follow-up program for executives at a private health clinic of his choice and Thera shall pay all reasonable costs related to this program for the Employee.

4.6	Other Employee Costs Borne by Thera

The Employee’s professional order fees shall be borne by Thera as well as those for any liability insurance that the Employee must maintain in force. In addition, costs related to reference books that the Employee deems necessary to have will be borne by Thera.

5.	Non-Disclosure and Non-Use

The Employee undertakes never to disclose confidential information obtained or developed in the course of his employment with Thera without being expressly authorized to do so under the terms of Thera’s information policy. He shall sign an undertaking to that effect on his start date and comply at all times with this policy.

6.	Intellectual Property

The Employee undertakes to assign to Thera all processes, inventions, creations, technologies or improvements developed by the Employee, alone or in collaboration, and which relate to Thera’s business or result from the very nature of his duties at Thera. The Employee agrees to assist Thera in obtaining, renewing or maintaining domestic or foreign patents on such processes, inventions, creations, technologies or improvements.

7.	Term

This contract shall constitute an employment contract with an indefinite term, any of the terms or conditions of which may be amended by mutual agreement of the parties.

8.	Termination

This contract may be terminated as follows:

8.1	within three months following the effective date, with two weeks’ prior written notice from Thera to the Employee;
8.2	the Employee’s resignation;
8.3	the Employe’s failure to provide the agreed services;
8.4

the Employee’s inability to provide the services inherent to his duties for a continuous period of 180 days, or for 210 days out of a continuous period of 365 days, subject to any rights acquired under the group insurance plan then in force;

8.5	at any time by mutual consent of the parties to that effect;
8.6	at any time, unilaterally by any of the parties hereto, without notice, for a serious reason.

The Employee undertakes, upon termination of his employment, not to copy, remove or take any confidential information described in section 5 above.

9.	Indemnities

9.1

If the Employee’s employment is terminated without serious reason, the Employee will receive the greater of: (i) twelve (12) months salary plus, if applicable, any bonus or other expenses due but unpaid; or (ii) any amounts payable under applicable law.

9.2

In the event of any of the following: (i) a take-over bid (within the meaning of the Securities Act (Québec), as in force on the date hereof); or ii) any transaction (merger, arrangement, compromise, reorganization or other transaction of this nature, including the sale by Thera to a third party of all or substantially all of its assets) pursuant to which any person or joint actor (within the meaning of the Securities Act (Québec), as in force on the date hereof) of such person acquires control of Thera, and the Employee leaves his employment within twenty-four (24) months of the take-over bid or such transaction, the Employee will receive an amount equal to twelve (12) months’ salary plus, if applicable, any bonuses or other expenses due but unpaid. For the purposes of this paragraph, a person shall be deemed to have acquired control of Thera if the person and/or any of their joint actors own securities entitling them to elect or cause to be elected a majority of the directors to Thera’s Board. For the purpose of calculating the number of voting shares held by any person (including joint actors of that person), all securities convertible or exchangeable into voting shares held or controlled by such person must be included, as if they had been converted or exchanged into voting shares, whether the conversion or exchange takes place in one or more transactions.

9.3

Any indemnity paid pursuant to this section shall constitute the sole monetary obligation to be borne by Thera and its payment by Thera shall release and discharge Thera from any right of or claim by the Employee as a result of the termination of employment.

10.	Survival of Undertakings

The non-disclosure and non-use undertakings set out in section 5 as well as those relating to intellectual property set out in section 6 shall survive termination under section 8. Despite the foregoing, this provision shall not be interpreted as preventing the Employee from working in his areas of expertise, provided that at all times, he complies with the undertakings contracted herein.

11.	Governing Law

This contract shall be interpreted and governed in accordance with the laws of the province of Québec and the laws of Canada applicable in Québec. The parties submit to the jurisdiction of the courts of the province of Québec. This contract shall be considered in all respects as a contract of employment within the meaning of the Civil Code of Québec, except where expressly waived.

12.	Preamble

The preamble shall form an integral part hereof as if recited herein at length.

IN WITNESS WHEREOF, the parties have executed this employment contract at the place and date hereinafter set forth.

Signed in Montréal, on March 29, 2007	Signed in Montréal, on March 29, 2007

THERATECHNOLOGIES INC.
By:

/s/ Luc Tanguay	/s/ Jocelyn Lafond
Luc Tanguay	Jocelyn Lafond
Senior Executive Vice-President and Chief
Financial Officer